July 10, 2015

Melissa N. Rocha

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2014
Filed April 9, 2015
File No. 1-33176

Dear Ms. Rocha:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses to comments issued in a letter dated June 26, 2015 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 9, 2015 (the “Annual Report”). The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.

Management’s Discussion and Analysis of Financial Condition…, page 31

Liquidity and Capital Resources, page 40

1.	Considering your level of indebtedness and that your independent auditor expressed substantial doubt about your ability to continue as a going concern opinion, please revise disclosure to address the uncertainty of your liquidity position. Your disclosure should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any. If no sources of cash inflow are viable, please indicate how you anticipate becoming a going concern. Such disclosure should provide enough detail that your readers gain insight into management´s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Your disclosure should also address the amount of payments which are owed on your outstanding debt, the likelihood of an event of default, and the consequences to investors of such an event. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

COMPANY RESPONSE: We have revised the disclosure in the Liquidity and Capital Resources section of the Annual Report in accordance with the Staff’s comment.

Item 15. Controls and Procedures, page 70

2.	You disclosed that based on your evaluation, your certifying officers concluded as of the evaluation date that your disclosure controls and procedures were effective. In light of the fact that a material weakness existed with respect to your lack of knowledge and experience with U.S. GAAP, your certifying officers’ conclusion that your disclosure controls and procedures were effective as of the end of the period covered by the report, does not appear reasonable. Please amend your Form 20-F for the year ended December 31, 2014 to state that your disclosure controls and procedures were not effective as of December 31, 2014. In doing so, please also ensure that you include currently dated certifications that refer to the Form 20-F/A.

COMPANY RESPONSE: We note the Staff’s comments and the requested modification to the Controls and Procedures section have been made in the Annual Report.

Exhibit 12.1 and 12.2

3.	You have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

COMPANY RESPONSE: We note the Staff’s comment and revised Certifications have been filed with the Annual Report in accordance with the Staff’s comment.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.